Exhibit 99.1

1 3Q22 & 9M22 Financial Results November 16, 2022 NASDAQ: PROC

2 DISCLAIMER Forward - Looking Statements This presentation includes “forward - looking statements . ” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . Such forward - looking statements include projected financial information . Such forward - looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Procaps are based on current expectations that are subject to risks and uncertainties . A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward - looking statements . These factors include, but are not limited to : (1) expectations related to the timing and completion of or the inability to recognize the anticipated benefits of the acquisition of AI Soar (Netherlands) BV (“Somar Holding”), Química y Farmacia S . A . de C . V . (“ Quifa ”), PDM Acondifarma S . A . de C . V . (“PDM”), Gelcaps Exportadora de México S . A . de C . V . (“ Gelcaps ”), and Grupo Farmacéutico Somar S . A . P . I . de C . V . (“Somar”, and together with Somar Holding, Quifa , PDM and Gelcaps , collectively, “Grupo Somar”) which may be affected by, among other things, competition, the ability of the combined business to grow and manage growth profitably, or of any merger or acquisition contemplated by the Company ; (2) the inability to successfully retain or recruits officers, key employees, or directors ; (3) effects on Procaps’ public securities’ liquidity and trading ; (4) the lack of a market for Procaps’ securities ; (5) Procaps’ financial performance following the acquisition ; (6) costs related to the acquisition ; (7) changes in applicable laws or regulations ; (8) the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors ; and (9) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Procaps . Accordingly, forward - looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results . The forward - looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on Procaps . These forward - looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward - looking statements . These risks and uncertainties include, but are not limited to, the ability to recognize the anticipated benefits of the acquisition of the Grupo Somar , the impact of COVID - 19 on Procaps’ business, costs related to the acquisition and integration of the Grupo Somar, changes in applicable laws or regulations, the possibility that Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those included under the header “Risk Factors” in Procaps’ annual report on Form 20 - F filed with the SEC, as well as Procaps’ other filings with the SEC . Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements . We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . Accordingly, you should not put undue reliance on these statements . IFRS Financial Information The financial information and data for Procaps contained in this presentation have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board . Use of Non IFRS Financial Measures This presentation includes non - IFRS financial measures, including EBITDA, Adjusted EBITDA Contribution Margin and revenue on a constant currency basis . Management believes that these non - IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations . Procaps believes that the use of these non - IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends . Management does not consider these non - IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS . Other companies may calculate non - IFRS measures differently, and therefore the non - IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies . Trademarks and Trade Names Procaps owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses . This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply a relationship with Procaps, or an endorsement or sponsorship by or of Procaps . All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Procaps’ use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property . Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Procaps will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names . No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in Luxembourg . No Investment or Legal Advice This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice .

3 Team Members Presenting Today Ruben Minski Founder – Chairman – Chief Executive Officer Founder, President and Director (44 years) Chemical Engineering Owners / President Management Program Finance Vice President & Treasurer Chief Executive Officer Chief Financial Officer MBA Electrical & Industrial Engineering Patricio Vargas Chief Financial Officer Advanced Management Program

4 I. 3Q22 & 9M22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

5 Announcement of acquisition of Grupo Somar and entrance in Mexico 140+ products launched in 9M22 180+ products in registration phase 24% R enewal rate New gummy manufacturing facility in Florida to support increased US demand of advanced gummy technologies Announcement of acquisition of Grupo Somar Closing of transaction expected before year - end Commencing of operations in West Palm Beach Growing pipeline of RX product development ~ 5% of net revenues invested in R&D during 9M22 ~7% of net revenues as CAPEX Focus on ESG agenda and emissions reduction NET REVENUES B2B B2C $308 M + 9 % vs. 9M 21 +15% in constant currency * 3Q22 & 9M22 Highlights Continued progress in strategy execution Note: * Constant currency basis – 9M22 when compared to 9M21 3Q22 9M 22 $110M +3% vs. 3Q21 +11% in constant currency * $214M + 7 % vs. 9M21 +14% in constant currency * $74M - 2 % vs. 3Q 21 + 6 % in constant currency * $95M +13% vs. 9M21 +17% in constant currency * $36M +16% vs. 3Q 21 + 23 % in constant currency *

6 Renewal Rate continues to grow as R&D investments are increasing Product Renewal Ratio (%) Relevant R&D Expenditure R&D Expenses (%of Net Revenues) ~4 - 5% of Net Revenues invested annually in R&D Continued R&D investment with over 180 products under registration process in the region 1 40+ products launched during 9M22, with a 24% renewal rate. Our goal continues at 25% level Oncology line launch with first - line prostate cancer New launches in Colombia: MENTSI, ALUDEL, PAPILOCARE In - House R&D Capabilities Driving Attractive Growth Opportunities Clear avenues for growth given a robust pipeline and a high product renewal rate 23.5% 24.1% 2021 9M22 3.9 12.2 3.9 5.3 4.7 13.9 4% 6% 5% 5% 4% 5% -5% 5% 0 2 4 6 8 10 12 14 16 3Q21 9M21 1Q22 2Q22 3Q22 9M22

Net Revenue Performance by SBU

Consistent growth across most business segments

Growth was driven by:

- Nextgel positively impacted mainly by increase in sales of existing products, portfolio expansion with key partners and R&D services
- Procaps Colombia showed positive performance of Farma and VitalCare lines, impacted by FX and Clinical Specialties
- CAN positively impacted by the roll out of new products and portfolio expansion in several therapeutic areas, affected by higher 2021 base
- CASAND growth supported by positive performance of existing brands in key growth markets, and the rollout of new products
- Diabetrics performance impacted by delays in registration and insulin provider.

		US$ M	Net Revenue				Contribution Profit			
			3Q22	3Q22*	3Q21	%Growth*	3Q22	3Q22*	3Q21	%Growth*
B2B	CDMO services	Nextgel	36.4	38.5	31.4	22.5%	16.0	17.3	14.9	15.7%
B2C	Rx & OTC Products	Procaps Colombia	36.8	41.9	40.9	2.5%	12.6	15.2	12.3	23.8%
B2C	Rx & OTC Products	CAN	14.4	14.5	14.1	2.5%	3.2	3.2	5.4	-40.6%
B2C	Rx & OTC Products	CASAND	17.7	17.9	13.2	36.2%	8.1	8.2	4.9	67.4%
B2C	Diabetes Solutions	Diabetrics	5.0	5.7	7.3	-21.9%	1.9	2.1	1.9	5.9%
Total			110.4	118.5	106.8	10.9%	41.7	45.9	39.4	16.5%

		US$ M	Net Revenue				Contribution Profit			
			9M22	9M22*	9M21	%Growth*	9M22	9M22*	9M21	%Growth*
B2B	CDMO services	Nextgel	94.7	97.8	83.9	16.6%	43.7	45.7	37.8	20.8%
B2C	Rx & OTC Products	Procaps Colombia	108.3	119.2	109.5	8.9%	37.5	42.7	33.7	26.6%
B2C	Rx & OTC Products	CAN	42.5	42.6	31.2	36.7%	11.6	11.6	9.9	17.7%
B2C	Rx & OTC Products	CASAND	47.4	47.8	38.3	24.8%	19.9	20.1	13.9	45.1%
B2C	Diabetes Solutions	Diabetrics	15.5	17.1	20.4	-16.1%	3.2	3.6	4.5	-20.2%
Total			308.5	324.5	283.2	14.6%	115.8	123.7	99.7	24.0%

* On a constant currency basis

* Growth on a constant currency basis

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8 I. 3Q22 & 9M22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

3Q22 & 9M22 Net Revenues

Net Revenues



+15%
+9%
+11%
+3%
107
283
110
118
308
325
3Q21
9M21
3Q22
3Q22*
9M22
9M22*
US$ mm
* On a constant currency basis

Net Revenues Highlights:

- The increase was mainly driven by positive performances in Nextgel and CASAND business segments.
- Demand remains robust. Roll out of products in the region and launch of new products in Colombia
- FX and macroeconomics headwinds impacted performance for the quarter and 9M22. Net revenues increased by 3% in 3Q22 and 9% in 9M22.

9

10 Q222 & 1H22 Gross Profit & Contribution Margin 62 160 68 187 3Q21 9M21 3Q22 9M22 42 99 42 46 116 124 37% 35% 38% 39% 37% 38% 0% 3Q21 9M21 3Q22 3Q22* 9M22 9M22* US$ million Gross Profit US$ million Contribution Margin +17% +9% Contribution Margin (%of Net Revenues) * On a constant currency basis

11 25 58 23 60 3Q21 9M21 3Q22 9M22 3Q22 & 9M22 Adjusted EBITDA Performance ▪ Higher SG&A expenses impacted Contribution Margin and Adjusted EBITDA. ▪ SG&A expenses are aligned with our investments in brands, structure, US public company requirements, and preparation for future growth. ▪ Increase in sales and marketing in the amount of ~$10 million in 9M22 and increase of $13 million in G&A, mainly impacted by: ▪ Return of events and commercial efforts ▪ Brand marketing efforts ▪ Increase in legal and consulting fees related to M&A processes ▪ Costs related to being a publicly listed company ▪ Structuring the company for future growth US$ million Adjusted EBITDA US$ million SG&A +3% - 9% 3Q22 3Q21 Δ% 9M22 9M21 Δ% Sales & marketing (26) (23) 13% (72) (61) 17% G&A (24) (21) 16% (78) (65) 20% Total SG&A OPEX (50) (44) 15% (149) (126) 19%

Balance Sheet & Indebtdeness

US$ Million	2021	9M22
Cash and equivalents	72.1	27.2
Trade and other receivables	117.4	129.3
Inventories	79.4	100.4
Other current assets	29.1	46.5
Total current assets	**298.1**	**303.4**
Property, plants and equipments	112.8	115.2
Intangible assets	30.2	31.3
Other non-current assets	21.1	21.4
Total non-current assets	**164.1**	**167.8**
Total assets	**462.1**	**471.2**
Short term debt	74.6	83.0
Accounts payable	85.4	95.3
Other current liabilities	27.9	40.2
Total current liabilities	**188.0**	**218.5**
Long term debt	178.7	170.8
Warrant liability	23.1	21.3
Shares held in escrow	101.9	65.5
Other non-current liabilities	8.8	4.5
Total non-current liabilities	**312.5**	**262.2**
Total liabilities	**500.5**	**480.8**
Equity	**(38.3)**	**(10.5)**

Balance Sheet Changes

- **Cash on hand** impacted by CAPEX expansion, working capital increase and increased expenses for being a listed public company
- **Inventories increased** to provide support to the supply risks we have been facing
- **Accounts payable increased** aligned with the inventory increase strategy carried out

Indebtdeness

US$ Million	9M22	2021
Short term	83.0	74.6
Long term	170.8	178.7
Gross debt	253.9	253.4
Cash and equivalents	27.2	72.1
Net debt	226.6	181.3
LTM Adj. EBITDA	101.4	99.7
Net debt / Adj. EBITDA	2.2x	1.8x
Quick ratio	0.7x	0.8x
Equity	(10.5)	(38.3)

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13 I. 3Q22 & 9M22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

14 I. 3Q22 & 9M22 Highlights II. Financial Summary III. Q&A IV. Appendix AGENDA

15 R econciliation of Adjusted EBITDA 3Q22 3Q21 Δ% 9M22 9M21 Δ% Net Income 22.6 (110.8) n.a. 32.1 (128.5) n.a. Financial expenses (22.7) 50.7 n.a. (18.5) 79.2 n.a. Income tax 7.8 3.6 118.9% 11.1 6.3 75.0% D&A 4.0 4.5 -10.0% 12.4 13.4 -7.3% EBITDA 11.7 (52.2) n.a. 37.1 (29.5) n.a. Listing expense 1 - 73.9 n.a. - 73.9 n.a. FX translation adjustments 2 9.0 0.6 1444.4% 12.2 2.3 422.2% Transaction expenses 3 1.3 1.4 -6.2% 7.4 7.2 2.59% Other expenses 4 0.9 1.5 -41.1% 3.0 3.9 -24.6% Adjusted EBITDA 22.9 25.3 -9.5% 59.6 57.8 3.0% Adjusted EBITDA margin 20.7% 23.6% -293.8 bps 19.3% 20.4% -110.2 bps 1 ) Listing expenses of $ 73 . 9 million associated with the deemed listing services received by Procaps from Union, which is the difference between the deemed costs of the Ordinary Shares issued by the Company to Union shareholders in connection with the Business Combination, in excess of the net assets obtained from Union, as required by IFRS 2 Share - based payments (2) Foreign currency translation adjustments represent the reversal of exchange losses we recorded due to foreign currency translation of monetary balances of certain of our subsidiaries from U . S . dollars into the functional currency of those subsidiaries as of September 30 , 2022 and 2021 (3) Transaction expenses primarily include (i) consulting and legal fees and expenses related to operations in the amount of $ 3 . 3 million (ii) consulting and legal fees and expenses related to acquisitions and other transactions in the amount of $ 2 . 3 million, (iii) incremental director & officer policy insurance costs incurred of $ 0 . 9 million in connection with the Business Combination . (4) Other expenses consist of business transformation initiatives implemented during the six months ended September 30 , 2022 .

Reconciliation of Contribution Margin

Segment	USD$MM	3Q21	9M21	3Q22	9M22
Nextgel	**Net Revenues**	31.4	83.9	36.4	94.7
	COGS	(13.8)	(39.1)	(16.8)	(41.7)
	Gross Profit	**17.7**	**44.8**	**19.6**	**53.0**
	Gross margin %	*56.2%*	*53.4%*	*53.8%*	*56.0%*
	Sales and marketing expenses	(2.7)	(7.0)	(3.6)	(9.3)
	Contribution margin	**14.9**	**37.8**	**16.0**	**43.7**
	Contribution margin %	*47.6%*	*45.1%*	*43.8%*	*46.1%*
Procaps Col	**Net Revenues**	40.9	109.5	36.8	108.3
	COGS	(20.4)	(54.4)	(16.8)	(48.9)
	Gross Profit	**20.4**	**55.1**	**20.1**	**59.4**
	Gross margin %	*50.0%*	*50.3%*	*54.4%*	*54.9%*
	Sales and marketing expenses	(8.1)	(21.3)	(7.4)	(21.9)
	Contribution margin	**12.3**	**33.7**	**12.6**	**37.5**
	Contribution margin %	*39.1%*	*40.2%*	*34.6%*	*39.6%*
CAN	**Net Revenues**	14.1	31.2	14.4	42.5
	COGS	(4.1)	(9.5)	(5.6)	(15.5)
	Gross Profit	**10.1**	**21.7**	**8.8**	**27.1**
	Gross margin %	*71.3%*	*69.5%*	*61.2%*	*63.6%*
	Sales and marketing expenses	(4.7)	(11.8)	(5.6)	(15.5)
	Contribution margin	**5.4**	**9.9**	**3.2**	**11.6**
	Contribution margin %	*38.1%*	*31.6%*	*22.1%*	*27.2%*

Segment	USD$MM	3Q21	9M21	3Q22	9M22
CASAND	**Net Revenues**	13.2	38.3	17.7	47.4
	COGS	(2.5)	(8.4)	(1.7)	(6.8)
	Gross Profit	**10.7**	**29.9**	**16.0**	**40.6**
	Gross margin %	*81.3%*	*78.1%*	*90.3%*	*85.7%*
	Sales and marketing expenses	(5.8)	(16.0)	(7.9)	(20.7)
	Contribution margin	**4.9**	**13.9**	**8.1**	**19.9**
	Contribution margin %	*37.1%*	*36.2%*	*45.5%*	*42.0%*
Diabetics	**Net Revenues**	7.3	20.4	5.0	15.5
	COGS	(3.8)	(11.8)	(1.9)	(8.3)
	Gross Profit	**3.4**	**8.6**	**3.1**	**7.3**
	Gross margin %	*47.0%*	*42.2%*	*61.8%*	*46.8%*
	Sales and marketing expenses	(1.5)	(4.1)	(1.2)	(4.1)
	Contribution margin	**1.937**	**4.472**	**1.857**	**3.196**
	Contribution margin %	*26.7%*	*21.9%*	*37.3%*	*20.6%*
Total	**Net Revenues**	106.8	283.2	110.4	308.5
	COGS	(44.6)	(123.2)	(42.8)	(121.1)
	Gross Profit	**62.3**	**160.1**	**67.6**	**187.3**
	Gross margin %	*58.3%*	*56.5%*	*61.2%*	*60.7%*
	Sales and marketing expenses	(22.8)	(61.2)	(25.9)	(71.7)
	Contribution margin	**39.5**	**98.9**	**41.7**	**115.6**
	Contribution margin %	*36.9%*	*34.9%*	*37.8%*	*37.5%*

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17 Use of Constant Currency As exchange rates are an important factor in understanding period - to - period comparisons, we believe the presentation of certain financial metrics and results on a constant currency basis in addition to the IFRS reported results helps improve investors’ ability to understand our operating results and evaluate our performance in comparison to prior periods . Constant currency information is non - IFRS financial information that compares results between periods as if exchange rates had remained constant period - over - period . We use results on a constant currency basis as one measure to evaluate our performance . We currently present net revenue and contribution margin on a constant currency basis . We calculate constant currency by calculating nine month - end period for the nine months ended September 30 , 2022 using prior - period (nine months ended September 30 , 2021 ) foreign currency exchange rates . The functional foreign currencies for the primary regional markets where we operate, such as the Colombian Peso and the Brazilian Real, were adjusted on a constant currency basis at the exchange rates of COP $ 3 , 697 . 10 per U . S . $ 1 . 00 and R $ 5 . 3317 per U . S . $ 1 . 00 , respectively, for the nine months ended September 30 , 2021 . We generally refer to such amounts calculated on a constant currency basis as excluding the impact of foreign exchange . These results should be considered in addition to, not as a substitute for, results reported in accordance with IFRS . Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with IFRS .

18 Thank you ir@procapsgroup.com Investor.procapsgroup.com NASDAQ: PROC